Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

The following FAQ was posted on the website http://www.betterhealthcaretogether.com

Anthem-Cigna Combination FAQs

1.	What is the strategic rationale for this combination?

•	This transaction combines two companies with complementary consumer solutions and a differentiated mix of products and services that will enhance our combined ability to lead change in the healthcare experience as a trusted partner for consumers.

•	Complementary platforms will be combined in a way that uniquely benefits customers while also driving meaningful shareholder value.

•	Customers will benefit from the best of the strong local focus and the deep commercial, specialty and government experience we have and a broader suite of available solutions. Together we will be positioned to address the needs of customers across diverse health and life stages as well as across a variety of buying segments from individual to government and employers of all sizes.

•	Our combination will result in an organization that is a leading provider of health and protection solutions and services, drawing upon the strength of each company.

2.	When do you expect the deal to close? What are the steps that need to happen in order for the deal to close?

•	We expect the transaction to be completed in the second half of 2016. There are a number of steps to be completed in order for the deal to close, including:

•	Expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act

•	Approvals from relevant state insurance regulators

•	Approval of Anthem shareholders

•	Approval of Cigna stockholders

•	Other customary closing conditions

•	We cannot provide a detailed timeline, but are focused on obtaining these approvals and targeting a close in the second half of 2016.

3.	What are the final financial terms of the deal?

•	The primary financial terms of the agreement follow:

•	Consideration will be approximately 55% cash equating to $103.40 per share, with the remaining approximately 45% of the price paid with Anthem stock.

•	Cigna shareholders will receive 0.5152 shares of Anthem stock per share of Cigna stock.

•	The final per share consideration will not be known until the transaction closes due to the fixed exchange ratio and changes in Anthem’s stock price between now and closing.

•	Anthem shareholders will own approximately 67% and Cigna shareholders will own approximately 33% of the combined company.

4.	Are there deal termination fees in the agreement and what are the terms?

•	The transaction includes a customary termination fee of $1.85 billion payable under certain circumstances by Anthem or Cigna, as applicable.

•	The transaction includes an expense fee of $600 million payable under certain circumstances, including because the required shareholder approval of a party was not obtained. If the expense fee is paid by a party and the termination fee later becomes payable by the same party, then the termination fee will be reduced by the expense fee.

•	Cigna is entitled to receive from Anthem a reverse termination fee of $1.85 billion under certain circumstances where the conditions related to the regulatory approvals are not satisfied and the transaction has not closed by January 31, 2017 (subject to extension to April 30, 2017 under certain circumstances).

5.	How is the deal being financed? What is the initial debt-to-cap ratio and what do you expect it to be over time?

•	Anthem expects to finance the cash consideration through cash on hand (approximately $6 billion) and new debt issuance (approximately $22 billion).

•	Anthem expects the combined company’s pro forma debt-to-cap to be approximately 49% at closing with a plan to bring the ratio down to the low 40% range within 24 months, achievable through growth of the business.

•	We are committed to retaining investment grade debt ratings.

6.	How much accretion is expected in the deal and what is the timing to achieve?

•	Expected adjusted earnings accretion is approaching 10% per share in year one, and then more than doubling in year two following the closing of the transaction with more expected in later years.

•	The adjusted earnings accretion estimates are based on identifiable and achievable annual synergies approaching $2 billion by year two.

•	These synergies are based on administrative structure, operational efficiencies, network efficiencies, medical management, and other synergies, including building on Cigna’s specialty capabilities and Anthem’s capabilities to serve the growing dual eligible population.

•	PBM synergies were not included and could represent significant further upside.

•	One-time implementation costs are estimated to be approximately $600 million spread over 2 years and are included in our adjusted earnings accretion estimates.

•	We expect to see one-time transaction and financing related costs, which Anthem will break out from adjusted EPS. The timing of those items would start prior to the close of the transaction.

7.	What positions will Anthem’s CEO and Cigna’s CEO have in the combined entity?

•	Anthem’s CEO Joe Swedish will be the Chairman and Chief Executive Officer of the company.

•	Cigna’s CEO David Cordani will be the President and Chief Operating Officer of the company.

•	Joe Swedish will have overall responsibility for financial performance and execution, strategy and governance, while David Cordani will be responsible for the operations of the businesses. Together they will have accountability for a successful integration, the results of the company, and long-term value creation for shareholders.

8.	What will be the makeup of the combined Board of Directors?

•	There will be a 14-member board with 9 seats held by current Anthem board members and 5 seats held by current Cigna board members, one of whom will be current Cigna CEO David Cordani.

•	The chairman of the board will be Anthem’s CEO, Joe Swedish.

9.	Why do you have confidence that you will be able to obtain regulatory approval?

•	We are confident in our ability to obtain regulatory approval, as our operations are highly complementary and will provide greater choice, increase access to care, and deliver better affordability to current and prospective customers and clients.

•	The marketplace is, and will remain, highly competitive, and customers will continue to have a wide range of competitors to choose from.

•	Both companies have engaged antitrust counsel and economists to provide an assessment of competitive overlap. The results of those assessments support our confidence in the transaction obtaining DOJ approval.

10.	Will the DOJ take a local approach in their review or more of a national approach?

•	The DOJ has consistently used a local framework in assessing combinations in the managed care sector given that health care is accessed and provided locally. We think that is the likely framework that will be applied here.

•	It has been suggested however that the DOJ might potentially use a national framework, which the DOJ has used in different industries on occasion. The parties believe that even if the DOJ were to use such a framework, our businesses and the industry would be shown to be highly competitive and we’re confident this transaction will receive clearance under either framework.

11.	Do you think this combination will be reviewed together with the Aetna-Humana combination? Are there any advantages to being first or second?

•	We do not want to speculate on the specifics of the regulatory process, but the DOJ is aware of both transactions and has publicly suggested that it will consider the impact of both transactions at the same time.

•	As is typical for M&A transactions, we did not have interaction with the DOJ in advance of the announcement, but soon after announcement, we reached out to the DOJ and the regulatory review process is now underway. We look forward to working constructively with the DOJ and others during the forthcoming regulatory reviews.

•	The parties expect this transaction will be approved regardless of whether or not it is considered in combination with the Aetna/Humana transaction. Given the proximity of the deals, we do not think sequencing of the announcement of the transactions makes any difference in the review process.

12.	In light of the current political environment, don’t you believe that some may argue that having only a few large national insurers is actually anti-competitive and not in the best interest of the consumer?

•	The marketplace is, and will remain, highly competitive, and customers will continue to have a wide range of competitors to choose from.

•	Moreover, the parties believe that we can demonstrate to regulators that this transaction increases competition and furthers the goals and objectives of achieving a more sustainable health care system, including enhanced access, increased affordability and improved quality.

•	The competitive landscape continues to change as lines begin to blur between payers and providers. Providers are consolidating and, in some cases, participating directly as payers. We believe our industry has a critical role to play in aligning system incentives around lowering the cost of care and driving access and affordability.

•	Regarding prices, the parties believe that the transaction will lead to lower – not higher – prices, as the combined company will be able to operate more efficiently and improve affordability and quality. Additionally, it should be noted that the health insurance industry also has regulatory pricing safeguards in place, including MLR floors, rebates and risk corridor programs, where pricing in excess of the regulated levels is refunded to the customer.

•	The combination of Anthem and Cigna will increase competition and choices for consumers with our offerings sitting alongside those of numerous other competitors.

13.	Does Anthem’s membership in the Blue Cross and Blue Shield Association impact the DOJ analysis?

•	We have considered this item, and we do not think this will be an issue.

•	Each Blue plan is a separate and active competitor and uses branded and unbranded solutions to win business inside and outside of its license territory. Anthem and others have competed in this way for many years. Anthem will continue to compete against other Blue plans using the Cigna brand.

14.	What are the state approval requirements?

•	We are confident in our ability to obtain state regulatory approvals.

•	We expect the states to participate in the merger review process, but do not expect the state reviews to impede the completion of the transaction. As is customary for comparable transactions in our industry, we expect the states to complete their review in coordination with the DOJ’s review.

15.	Explain your comfort with the Blue Cross Blue Shield Association and the Blues Rules?

•	There is no requirement for the Blue Cross Blue Shield Association to approve the transaction, and we expect to maintain full compliance with our commitments under the Blues brand during and after integration.

•	There are certain requirements to participate in the Blues brand (“Blues Rules”), most notably the “Best Efforts” standard that currently requires 80% of local revenue and 2/3 of national revenue to be sold and serviced under the Blues brand, with a two-year grace period following the completion of a transaction to come into compliance with the Blues Rules.

•	We have carefully evaluated the Blues Rules requirements as part of this process and have concluded that there are ample opportunities to deploy the Blues brand for the benefit of customers and clients and remain in compliance with the applicable Blue Rules.

•	We have identified the practical steps we will take for implementation and will be building these into our detailed integration plan.

•	Overall, we view the Blues Rules requirements as very manageable.

16.	Can you provide details on your plan for BCBSA compliance?

•	We will submit an action plan to the Blue Cross Blue Shield Association promptly after closing that details the steps we will be taking to meet these requirements.

•	Multiple options are available today for our customers and we intend to offer an expanded suite of choices.

•	We will work with our customers and clients to minimize disruption and we expect the overall process to be manageable.

17.	How will you use the Blue Card network?

•	Customers and clients will continue to enjoy access to a broad, attractive provider network either through the Blue Card program or by leveraging our combined proprietary network assets.

•	Blue branded customers will have access to the Blue Card network, including Anthem’s network in 14 licensed states; Cigna branded customers will have access to the combined proprietary network including Anthem’s in its licensed territory.

•	Anthem and other Blues have executed this type of strategy for a long period of time.

•	We will work with clients to get the best result based on their needs and circumstances.

18.	How was Cigna able to get comfort with the ability to be in compliance with the Blues Rules?

•	Throughout our discussions, Anthem provided Cigna significant information regarding how we can work within the Blues Rules framework and the parties determined after extensive analysis that the Blues Rules should not act as an impediment to the transaction.

•	Overall, while there are clearly requirements associated with the Blues Rules, we have been able to confirm that there are adequate mechanisms to maintain compliance and continue a constructive relationship with the other participants in the Blues brand.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna’s shareholders and stockholders (as applicable) for their consideration. In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6181. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non- compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February 2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals and the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.